JARDINE MATHESON HOLDINGS LIMITED
Securities and Exchange Commission File No.82-2963

Jardines

Jardine Matheson Limited
48th Floor Jardine House
Central, Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
gsd@jardines.com

Group Secretariat

[redacted]

04024895

26th April 2004

Securities & Exchange Commission
Office of Int'l Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

SUPPL

RECEIVED
2004 MAY -6 A 9:51
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Dear Sirs

Jardine Matheson Holdings Limited
<u>2003 Final Dividend – Scrip Dividend</u>

We enclose for your information a notification dated 26th April 2004 in respect of the above Company which was lodged with the UK Listing Authority today.

Yours faithfully
JARDINE MATHESON LIMITED

Neil M McNamara
Group Corporate Secretary

PROCESSED
MAY 10 2004
THOMSON FINANCIAL

Encl

dlw 5/6

Company	Jardine Matheson Hldgs Ld
TIDM	JAR
Headline	Dividend
Released	10:52 26 Apr 2004
Number	9838X

JARDINE MATHESON HOLDINGS LIMITED

2003 FINAL DIVIDEND

Please be advised of the following in respect of the scrip election for the 2003 final dividend of the above Company:

Final Dividend Per Share	Market value of the shares for calculating the Scrip Entitlement (1) (per share)	Scrip Entitlement Multiple (2)
US cents 25.20	US$10.46	41.50794

Note:

(1) Average closing prices of the Company's shares on the Singapore Exchange Securities Trading Limited for the five trading days up to and including 23rd April 2004.

(2) Based on the final dividend per share.

Neil M McNamara, Jardine Matheson Limited
for and on behalf of Jardine Matheson Holdings Limited

26th April 2004

www.jardines.com

END